UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 01, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Amec Foster Wheeler plc (the 'Company')

1 June 2016

Notification of transactions by executive director

Following his appointment to the role of director and Chief Executive Officer of the Company, Dr Jonathan Lewis notified us on 1 June 2016 of the following transactions, which, pursuant to our obligations under Disclosure and Transparency Rule 3.1.4(R), we hereby advise:

The Amec Foster Wheeler plc Long-term Incentive Plan 2015 (the 'Plan')

On 1 June 2016 in London, in accordance with the terms of the Plan, a Conditional Award (as defined in the rules of the Plan) over ordinary shares in the Company was granted to the director noted below. No consideration is payable for the grant of the award. Vesting of the award is subject to performance conditions measured over three financial years from 2016 to 2018 and malus provisions as described in the directors' remuneration report of the Company's annual report and accounts for 2015. A two year holding and clawback period also applies to the award post-vesting.

The Plan was approved by shareholders at the Annual General Meeting on 14 May 2015.

Executive Director	Number of shares under award	Share price at date of award	Normal vesting date

Jonathan Lewis	443,566	436.80p	1 June 2019

Recruitment Award

On 1 June 2016 in London, in accordance with the Company's directors' remuneration policy an award over ordinary shares in the Company was also granted to the director noted below in connection with the terms of his recruitment under Listing Rule 9.4.2(2) via a separate award agreement. The award will vest in equal tranches on each of the first three anniversaries of his appointment as director and Chief Executive Officer of the Company, provided that he remains in employment with the Company, is not under notice and is not subject to any disciplinary action. No consideration is payable for the grant of the award. There are no other performance conditions attached to this award.

Further details of the Recruitment Award will be set out in the directors' remuneration report of the Company's annual report and accounts for the year ending 31 December 2016.

Executive Director	Number of shares under award	Share price at date of award	Normal vesting date

Jonathan Lewis	22,894 22,894 22,893	436.80p	1 June 2017 1 June 2018 1 June 2019

Helen Morrell

Senior Assistant Company Secretary

+44 (0)1565 683233

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 June 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary